As filed with the Securities and Exchange Commission on September 2, 1999
                                                  Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                              SoftNet Systems, Inc.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                     11-1817252
   (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                     Identification No.)

                         650 Townsend Street, Suite 225
                             San Francisco, CA 94103
                                 (415) 365-2500
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Dr. Lawrence B. Brilliant
                      Chairman and Chief Executive Officer
                              SoftNet Systems, Inc.
                         650 Townsend Street, Suite 225
                             San Francisco, CA 94103
                                 (415) 365-2500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                       ----------------------------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement
                    -----------------------------------------
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /__/

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./__/

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./__/

                         CALCULATION OF REGISTRATION FEE
--------------------------------- -------------------- -------------------- ------------------------- -----------------
                                                            Proposed                Proposed
            Title of                                         Maximum                Maximum
           Securities                   Amount              Offering               Aggregate             Amount of
             to be                       to be                Price                 Offering            Registration
           Registered                Registered(1)          per Share                Price                  Fee
--------------------------------- -------------------- -------------------- ------------------------- -----------------
Common Stock                        1,228,786 shares         $20.1875(2)           $24,806,117.38(2)        $6,896.10
--------------------------------- -------------------- -------------------- ------------------------- -----------------
Options
Common Stock                           17,500 shares         $20.1875(2)              $353,281.25(2)           $98.21
--------------------------------- -------------------- -------------------- ------------------------- -----------------
Warrants
Common Stock                            3,013 shares         $20.1875(2)               $60,824.94(2)           $16.91
--------------------------------- -------------------- -------------------- ------------------------- -----------------


(1) This Registration Statement shall also cover any additional shares of Common Stock which are issued by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the Registrant's receipt of consideration which results in an increase in the number of the outstanding shares of Registrant's Common Stock.
(2) Calculated solely for purposes of this offering under Rule 457(h) of the Securities Act of 1933, as amended, (the "1933 Act"), on the basis of the average of the high and low selling prices per share of Registrant's Common Stock on August 31, 1999 as reported by the Nasdaq National Market.

================================================================================

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 1999

         PROSPECTUS


                              SOFTNET SYSTEMS, INC.

                        1,249,299 Shares of Common Stock





                Certain stockholders of SoftNet Systems, Inc. are offering for resale and selling under this prospectus up to 1,249,299 shares of SoftNet common stock that has already been issued or will be issued pursuant to outstanding options and warrants to purchase SoftNet common stock.



                The SoftNet common stock is listed on the Nasdaq National Market under the symbol "SOFN." On August 31, 1999, the last reported sales price of the SoftNet common stock on the Nasdaq National Market was $20.375 per share.


                          ----------------------------

                You should carefully consider the risk factors beginning on page 2 of this Prospectus before purchasing any of the SoftNet common stock being offered by the selling stockholders.

                          ----------------------------

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.









                     The date of this prospectus is __, 1999

                                TABLE OF CONTENTS

                                                                      Page
RISK FACTORS...................................................          2
WHERE YOU CAN FIND MORE INFORMATION............................         22
USE OF PROCEEDS................................................         24
THE SELLING STOCKHOLDERS.......................................         24
PLAN OF DISTRIBUTION...........................................         26
LEGAL..........................................................         27
EXPERTS........................................................         27


                                  RISK FACTORS

         The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We cannot assure you that we will be profitable because we have operated our Internet services business only for a short period of time

         We are in the process of selling our one remaining non-Internet related subsidiary to focus on substantial expansion of our Internet subsidiaries, ISP Channel, Inc. and Intelligent Communications, Inc. We cannot assure you that our ability to develop or maintain strategies and business operations for our Internet services will achieve positive cash flow and profitability. We acquired ISP Channel, Inc. in June 1996 and Intelligent Communications, Inc. in February 1999. As such, we have very limited operating history and experience in the Internet services business. The successful expansion of both the ISP Channel and Intelligent Communications services will require strategies and business operations that differ from those we have historically employed. To be successful, we must develop and market products and services that are widely accepted by consumers and businesses at prices that provide cash flow sufficient to meet our debt service, capital expenditures and working capital requirements.

Our business may fail if the industry as a whole fails or our products and services do not gain commercial acceptance

         It has become feasible to offer Internet services over existing cable lines and equipment on a broad scale only recently. There is no proven commercial acceptance of cable-based Internet services and none of the companies offering such services are currently profitable. It is currently very difficult to predict whether providing cable-modem Internet services will become a viable industry.

         The success of the ISP Channel service will depend upon the willingness of new and existing cable subscribers to pay the monthly fees and installation costs associated with the service and to purchase or lease the equipment necessary to access the Internet. Accordingly, we cannot predict whether our pricing model will prove to be viable, whether demand for our services will materialize at the prices we expect to charge, or whether current or future pricing levels will be sustainable. If we do not achieve or sustain such pricing levels or if our services do not achieve or sustain broad market acceptance, then our business, financial condition, and prospects will be materially adversely affected.

Our continued negative cash flow and net losses may depress stock prices

         Our continued negative cash flow and net losses may result in depressed market prices for our common stock. We cannot assure you that we will ever achieve favorable operating results or profitability. We have sustained substantial losses over the last five fiscal years. For the fiscal year ended September 30, 1998, we had a net loss of $17.3 million and for the nine months ended June 30, 1999, we had a net loss of $33.2 million. We expect to incur substantial additional losses and experience substantial negative cash flows as we expand the ISP Channel service. The costs of expansion will include expenses incurred in connection with:

       o inducing cable affiliates to enter into exclusive multi-year contracts with us;

       o installing the equipment necessary to enable our cable affiliates to offer our services;

       o       research and development of new product and service offerings;

       o the continued development of our direct and indirect selling and marketing efforts; and

       o possible charges related to acquisitions, divestitures, business alliances or changing technologies, including the acquisition of Intelligent Communications, Inc.

If we do not achieve cash flows sufficient to support our operations, we may be unable to implement our business plan

         The development of our business will require substantial capital infusions as a result of:

              o       our  need  to  enhance  and  expand  product  and  service
                      offerings  to  maintain  our   competitive   position  and
                      increase market share; and

              o the substantial investment in equipment and corporate resources required by the continued national launching of the ISP Channel service.

         In addition, we anticipate that the majority of cable affiliates with one-way cable systems will eventually upgrade their cable infrastructure to two-way cable systems, at which time we will have to upgrade our equipment on any affected cable system to handle two-way transmissions. We cannot accurately predict whether or when we will ultimately achieve cash flow levels sufficient to support our operations, development of new products and services, and expansion of the ISP Channel service. Unless we reach such cash flow levels, we will require additional financing to provide funding for operations. In the event we complete a long-term debt financing, we will be highly leveraged and such debt securities will have rights or privileges senior to those of our current stockholders. In the event that equity securities are issued to raise additional capital, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common stock. In the event that we cannot generate sufficient cash flow from operations, or are unable to borrow or otherwise obtain additional funds on favorable terms to finance operations when needed, our business, financial condition, and prospects would be materially adversely affected.

The unpredictability of our quarter-to-quarter results may adversely affect the trading price of our common stock

         We  cannot  predict  with  any  significant  degree  of  certainty  our quarter-to-quarter operating results. As a result, we believe that period-to-period comparisons of our revenues and results of operations are not necessarily meaningful and you should not rely upon them as indicators of future performance. It is likely that in one or more future quarters our results may fall below the expectations of analysts and investors. In such event, the trading price of our common stock would likely decrease. Many of the factors that cause our quarter-to-quarter operating results to be unpredictable are largely beyond our control. These factors include, among others:

              o       the  number  of   subscribers   who  retain  our  Internet
                      services;

              o our ability and that of our cable affiliates to coordinate timely and effective marketing strategies, in particular, our strategy for marketing the ISP Channel service to subscribers in such affiliates' local cable areas;

              o       the rate at which our cable  affiliates  can  complete the
                      installations   required  to  initiate   service  for  new
                      subscribers;

              o the amount and timing of capital expenditures and other costs relating to the expansion of the ISP Channel service;

              o       competition in the Internet or cable industries; and

              o       changes in law and regulation.

Existing contractual obligations allow for additional issuances of common stock upon a market price decline, which could further adversely affect the market price for our common stock

         The total number of shares of our common stock underlying all of our convertible securities, assuming the maximum amounts that we could be obligated to issue without our consent, including common stock underlying unvested stock options and grants made under our 1998 Stock Incentive Plan and 1999 Supplemental Stock Incentive Plan, is 6,239,499, which would have been 27.0% of our outstanding common stock as of June 30, 1999, assuming such shares would have been issued as of such date. The issuance of common stock as a result of these obligations could result in immediate and substantial dilution to the holders of our common stock. We are obligated to issue up to 4,521,912 shares of our common stock on the exercise of warrants and options and the conversion of certain of our convertible debt. In addition, our 9% senior subordinated convertible notes due 2001 can convert into 1,717,587 shares of common stock without our consent. However, we do not know the exact number of shares of our common stock that we will issue upon conversion of these securities because they have floating conversion prices based on the average market prices of the common stock for a number of trading days immediately prior to conversion. Generally, decreases in the market price of the common stock below their initial conversion prices would result in more shares of common stock being issued upon their conversion.

         The following table sets forth the number of shares of common stock issuable upon conversion of our 9% senior subordinated convertible notes due 2001 and percentage ownership (as determined in accordance with the rules of the SEC) that each represents assuming:

              o the market price of the common stock is 25%, 50%, 75% and 100% of the market price of the common stock on June 30, 1999, which was $27.88 per share;

              o the conversion price was equal to the market price at the time of conversion in the event the market price was less than the maximum conversion price; and

              o the 1,717,587 share limit with respect to the 9% senior subordinated convertible notes was not in effect. See "Risks associated with 9% senior subordinated convertible note financing."

         On June 30, 1999, there were 16,840,440 shares of common stock and $12,270,000 principal amount under the 9% senior subordinated convertible notes due 2001 outstanding.

                             9% Senior Subordinated
                                Convertible Notes
                                -----------------
      Percentage of              Shares
      Market Price             Underlying         %
      ------------             ----------         -
       25% ($6.97)             1,760,402         9.5
       50% ($13.94)              880,201         5.0
       75% ($20.91)              744,088         4.2
      100% ($27.88)              744,088         4.2

         Dilution may result in a decrease in the market price of our common stock

         To the extent any of these shares of common stock are issued, the market price of our common stock may decrease because of the additional shares on the market. If the actual price of the common stock decreases, the holders of our 9% senior subordinated convertible notes could convert into greater amounts of common stock, the sales of which could further depress the stock price. In addition, any significant downward pressure on the market price of the common stock that may be caused by the holders of the 9% senior subordinated convertible notes converting and selling material amounts of common stock could encourage short sales by such holders or others. Such short sales could place further downward pressure on the price of our common stock. There are several factors that influence the market price of our common stock. See " - Our stock price is volatile."

         The ownership limitations in the 9% senior subordinated convertible notes due 2001 may not protect against dilution

         The terms of our 9% senior subordinated convertible notes due 2001 do not allow us to issue shares of our common stock to holders of our 9% senior subordinated convertible notes, if such issuance would result in such holders beneficially owning more than 4.99% of our outstanding common stock. The 4.99% ownership limitation does not prevent the holders from converting into common stock and then selling such common stock to stay below the limitation.

Risks associated with 9% senior subordinated convertible note financing

         The agreements with the purchasers of the 9% senior subordinated convertible notes and warrants contain terms and covenants that could result in substantial dilution to our stockholders. The financing could also make future financings and loans and merger and acquisition activities more difficult and could require us to expend substantial amounts of cash in order to satisfy our obligations under the financing agreements.

         Restrictions on Mergers and Consolidations

         Certain provisions could discourage some potential purchasers by making an acquisition of our Company or an asset sale more difficult and expensive, including:

              o participation by the holders of the 9% senior subordinated convertible notes due 2001 with the holders of the common stock in the proceeds of a merger or consolidation with a public company as if the 9% senior subordinated convertible notes due 2001 were fully converted into common stock on the trading day immediately preceding the public announcement of such merger or consolidation;

              o similar participation by the holders of the related warrants in the event our merger or consolidation with another company would constitute a dilutive event under the terms of the warrants; and

              o Prohibition against selling or transferring all or substantially all of our assets without prior approval of the holders of the 9% senior subordinated convertible notes due 2001.

         Certain covenants made and default provisions agreed to, in connection with the issuance of the 9% senior subordinated convertible notes may also have the effect of limiting our ability to obtain additional financing and issue other securities. In addition, we are prohibited from obtaining additional senior indebtedness for borrowed money in excess of an aggregate of $12.0 million unless such indebtedness expressly provides that it is not senior or superior to the 9% senior subordinated convertible notes.

         Conversion of the 9% senior subordinated convertible notes would result in dilution to the holders of our common stock

         The 9% senior subordinated convertible notes are convertible into shares of our common stock at variable rates based on future trading prices of our common stock and on events that may occur in the future. In addition, we have agreed to pay future interest in additional 9% senior subordinated notes due 2001. The number of shares of common stock that may ultimately be issued upon conversion is therefore presently indeterminable and could fluctuate significantly based on the issuance by us of other securities. The 9% senior subordinated convertible notes and related warrants also have anti-dilution protection and may require the issuance of more shares than originally anticipated. These factors may result in substantial future dilution to the holders of our common stock.

         Certain provisions of the 9% senior subordinated convertible notes may have negative accounting consequences

         In addition to the foregoing, the cross default provisions to our debt instruments and other terms of the 9% senior subordinated convertible notes, under certain circumstances, could lead to a significant accounting charge to earnings and could materially adversely affect our business, results of operations and condition. Such a charge and potential other future charges relating to the provisions of the 9% senior subordinated convertible notes financing agreements may negatively impact our earnings (loss) per share and the market price of our common stock both currently and in future periods. The convertibility features of such 9% senior subordinated convertible notes and subsequent sales of the common stock underlying both it and the warrants could materially adversely affect our valuation and the market trading price of our shares of common stock.

         We may be required to make cash payments to the holders of the 9% senior subordinated convertible notes

         In addition, the terms of the 9% senior subordinated convertible notes prohibit their holders from converting such notes into more than 1,717,587 shares of our common stock. In the event that we cannot honor conversions of the 9% senior subordinated convertible notes because they would result in greater than an aggregate of 1,717,587 shares of common stock being issued upon such conversions, then we must convert such outstanding principal amount up to the 1,717,587 limit and prepay the remaining outstanding principal amount. We may be required to prepay the 9% senior subordinated convertible notes if:

              o the holders of the 9% senior subordinated convertible notes have already converted into 1,717,587 shares of common stock and there remains a balance of such notes unconverted; or

              o the holders of the 9% senior subordinated convertible notes cannot otherwise convert or resell the common stock issued upon conversion.

         Such cash payments would adversely affect our financial condition and ability to implement the business plan for ISP Channel, Inc. In addition, we would be required to raise funds elsewhere, and we cannot assure you that we would be able to obtain adequate sources of additional capital.

         We would not reach the 1,717,587 share limit unless the floating conversion price feature were in effect and the market price of the common stock fell below $7.14. In addition, if the holders of the 9% senior subordinated convertible notes cannot convert or resell the common stock issued upon conversion other than because the 1,717,587 share limit is reached, the terms of the 9% senior subordinated convertible notes, in addition to other remedies, permit the holders to require us to make cash payments. The maximum amount of such cash payments, assuming the market price and the conversion price were equal, is $13.7 million, without taking into account any interest that would accrue. If the market price and the conversion price are not equal, then the maximum amount of such cash payments could be significantly higher.

We may not be able to successfully implement our business plan if our relationship with our cable affiliates is negatively impacted

         The success of our business depends upon our relationship with our cable affiliates. Therefore, our success and future business growth will be substantially affected by economic and other factors affecting our cable affiliates.

         We do not have direct contact with our subscribers

         Because subscribers to the ISP Channel service must subscribe through a cable affiliate, the cable affiliate (and not us) will substantially control the customer relationship with the subscriber. For example, under many of our existing contracts, cable affiliates are responsible for important functions, such as billing for and collecting ISP Channel subscription fees and providing the labor and costs associated with distribution of local marketing materials.

         Failure or delay by cable operators to upgrade their systems may adversely affect subscription levels

         Certain ISP Channel services are dependent on the quality of the cable networks of our cable affiliates. Currently, most cable systems are capable of providing only information from the Internet to the subscribers, and require a telephone line to carry information from the subscriber to the Internet. These systems are called "one-way" cable systems. Several cable operators have announced and begun making upgrades to their systems to increase the capacity of their networks and to enable traffic both to and from the Internet over their networks, so-called "two-way capability." However, cable system operators have limited experience with implementing such upgrades. These investments have placed a significant strain on the financial, managerial, operational and other resources of cable system operators, many of which already maintain a significant amount of debt.

         Further, cable operators must periodically renew their franchises with city, county or state governments. These governmental bodies may impose technical and managerial conditions before granting a renewal, and these conditions may adversely affect the cable operator's ability to implement such upgrades.

         In addition, many cable operators may emphasize increasing television programming capacity to compete with other forms of entertainment delivery systems, such as direct broadcast satellite, instead of upgrading their networks for two-way Internet capability. Such upgrades have been, and we expect will continue to be, subject to change, delay or cancellation. Cable operators' failure to complete these upgrades in a timely and satisfactory manner, or at all, would adversely affect the market for our products and services in any such operators' franchise area. In addition, cable operators may roll-out Internet access systems that are incompatible with our high-speed Internet access services. Any of these actions could have a material adverse effect on our business, financial condition, and prospects.

The unavailability of two-way capability in certain markets may negatively affect subscription levels

         We provide Internet services to both one-way and two-way cable systems. For one-way cable systems, subscribers receive Internet services over cable systems and transmit data to the Internet using a telephone line return path. In those circumstances, our services may not provide the high speed access, quality of experience and availability of certain applications necessary to attract and retain subscribers to the ISP Channel service. Subscribers using a conventional telephone line return path will experience upstream data transmission speeds to the Internet that are provided by their analog modems which is typically 56 kbps or less. It is not clear what impact the lack of two-way capability will have on subscription levels for the ISP Channel service.

If we do not obtain exclusive access to cable subscribers, we may not be able to sustain any meaningful growth

         The success of the ISP Channel service is dependent, in part, on our ability to gain exclusive access to cable consumers. Our ability to gain exclusive access to cable customers depends upon our ability to develop exclusive relationships with cable operators that are dominant within their geographic markets. We cannot assure you that affiliated cable operators will not face competition in the future or that we will be able to establish and maintain exclusive relationships with cable affiliates. Currently, a number of our contracts with cable operators do not contain exclusivity provisions. Even if we are able to establish and maintain exclusive relationships with cable operators, we cannot assure the ability to do so on favorable terms or in sufficient quantities to be profitable. In addition, we will be excluded from providing Internet over cable in those areas served by cable operators with exclusive arrangements with other Internet service providers. Our contracts with cable affiliates typically range from three to seven years, and we cannot assure you that such contracts will be renewed on satisfactory terms. If the exclusive relationship between either us and our cable affiliates or between our cable affiliates and their cable subscribers is impaired, if we do not become affiliated with a sufficient number of cable operators, or if we are not able to continue our relationship with a cable affiliate once the initial term of its contract has expired, our business, financial condition and prospects could be materially adversely affected.

Failure to increase revenues from new products and services, whether due to lack of market acceptance, competition, technological change or otherwise, would have a material adverse effect on our business, financial condition and prospects

         We expect to continue extensive research and development activities and to evaluate new product and service opportunities. These activities will require our continued investment in research and development and sales and marketing, which could adversely affect our short-term results of operations. We believe that future revenue growth and profitability will depend in part on our ability to develop and successfully market new products and services. Failure to increase revenues from new products and services, whether due to lack of market acceptance, competition, technological change or otherwise, would have a material adverse effect on our business financial condition and prospects.

If we fail to manage our expanding business effectively, our business, financial condition and prospects could be adversely affected

         To exploit fully the market for our products and services, we must rapidly execute our sales strategy while managing anticipated growth through the use of effective planning and operating procedures. To manage our anticipated growth, we must, among other things:

              o continue to develop and improve our operational, financial and management information systems;

              o       hire and train additional qualified personnel;

              o       continue to expand and upgrade core technologies; and

              o effectively manage multiple relationships with various customers, suppliers and other third parties.

         Consequently, such expansion could place a significant strain on our services and support operations, sales and administrative personnel and other resources. We may, in the future, also experience difficulties meeting demand for our products and services. Additionally, if we are unable to provide training and support for our products, it will take longer to install our products and customer satisfaction may be lower. We cannot assure that our systems, procedures or controls will be adequate to support our operations or that management will be able to exploit fully the market for our products and services. Our failure to manage growth effectively could have a material adverse effect on our business, financial condition and prospects.

If cable affiliates are unable to renew their franchises or we are unable to affiliate with replacement operators, our business, financial condition and prospects could be materially adversely affected

         Cable television companies operate under non-exclusive franchises granted by local or state authorities that are subject to renewal and renegotiation from time to time. A franchise is generally granted for a fixed term ranging from five to 15 years, but in many cases the franchise may be terminated if the franchisee fails to comply with the material provisions of the franchise. The Cable Television Consumer Protection and Competition Act of 1992 prohibits franchising authorities from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises. This Act also permits municipal authorities to operate cable television systems in their communities without franchises. We cannot assure that cable television companies having contracts with us will retain or renew their franchises. Non-renewal or termination of any such franchises would result in the termination of our contract with the applicable cable operator. If an affiliated cable operator were to lose its franchise, we would seek to affiliate with the successor to the franchisee. We cannot, however, assure an affiliation with such successor. In addition, affiliation with a successor could result in additional costs to us. If we cannot affiliate with replacement cable operators, our business, financial condition and prospects could be materially adversely affected.

We may lose cable affiliates through their acquisition which could have a material adverse effect on our business, financial condition and prospects

         Under many of our contracts, if a cable affiliate is acquired and the acquiring company chooses not to enter into a contract with us, we may lose our ability to offer Internet services in the area served by such former cable affiliate entirely or on an exclusive basis. Such a loss could have a material adverse effect on our business, financial condition and prospects.

We depend on third-party technology to develop and introduce technology we use and the absence of or any significant delay in the replacement of third-party technology would have a material adverse effect on our business, financial condition and prospects

         The markets for the products and services we use are characterized by the following:

              o        intense competition;

              o        rapid technological advances;

              o        evolving industry standards;

              o        changes in subscriber requirements;

              o        frequent new product introductions and enhancements; and

              o        alternative service offerings.

         Because of these factors, we have chosen to rely upon third parties to develop and introduce technologies that enhance our current product and service offerings. If our relationship with such third parties is impaired or terminated, then we would have to find other developers on a timely basis or develop our own technology. We cannot predict whether we will be able to obtain the third-party technology necessary for continued development and introduction of new and enhanced products and services. In addition, we cannot predict whether we will obtain third-party technology on commercially reasonable terms or replace third-party technology in the event such technology becomes unavailable, obsolete or incompatible with future versions of our products or services. The absence of or any significant delay in the replacement of third-party technology would have a material adverse effect on our business, financial condition and prospects.

We depend on third-party suppliers for certain key products and services and any inability to obtain sufficient key components or to develop alternative sources for such components could result in delays or reductions in our product shipments

         We currently depend on a limited number of suppliers for certain key products and services. In particular, we depend on 3Com Corporation and Com21, Inc. for headend and cable modem equipment, Cisco Systems, Inc. for specific network routing and switching equipment, and, among others, MCIWorldCom, Inc. for national Internet backbone services. Additionally, certain of our cable modem and headend equipment suppliers are in litigation over their patents. We could experience disruptions in the delivery or increases in the prices of products and services purchased from vendors as a result of this intellectual property litigation. We cannot predict when delays in the delivery of key components and other products may occur due to shortages resulting from the limited number of suppliers, the financial or other difficulties of such suppliers or the possible limited availability in the suppliers' underlying raw materials. In addition, we may not have adequate remedies against such third parties as a result of breaches of their agreements with us. The inability to obtain sufficient key components or to develop alternative sources for such components could result in delays or reductions in our product shipments. If that were to happen, it could have a material adverse effect on our customer relationships, business, financial condition, and prospects.

We depend on third-party carriers to maintain their cable systems which carry our data and any interruption of our operations due to the failure to maintain their cable systems would have a material adverse effect on our business, financial condition and prospects

         Our success will depend upon the capacity, reliability and security of the network used to carry data between our subscribers and the Internet. A significant portion of such network is owned by third parties, and accordingly we have no control over its quality and maintenance. We rely on cable operators to maintain their cable systems. In addition, we rely on other third parties to provide a connection from the cable system to the Internet. Currently, we have transit agreements with MCIWorldCom, Sprint, and others to support the exchange of traffic between our network operations center, cable system and the Internet. The failure of any other link in the delivery chain resulting in an interruption of our operations would have a material adverse effect on our business, financial condition and prospects.

Any increase in competition could reduce our gross margins, require increased spending by us on research and development and sales and marketing, and otherwise materially adversely affect our business, financial condition and prospects

         The markets for our products and services are intensely competitive, and we expect competition to increase in the future. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or online content than we can. Our ability to compete may be further impeded if, as evidenced by the recent merger between AT&T and TCI and the pending merger between AT&T and MediaOne, competitors utilizing different or the same technologies seek to merge to enhance their competitive strengths. We cannot predict whether we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, financial condition, prospects or ability to repay our debts. Any increase in competition could reduce our gross margins, require increased spending by us on research and development and sales and marketing, and otherwise materially adversely affect our business, financial condition and prospects.

         We face competition from many sources, which include:

              o      Other cable-based access providers;

              o      Telephone-based access providers; and

              o      Alternative technologies.

         Cable-based access providers

         In the cable-based segment of the Internet access industry, we compete with other cable-based data services that are seeking to contract with cable system operators. These competitors include:

              o Systems integrators such as Excite@Home, Roadrunner and High Speed Access Corp.; and

              o Internet service providers such as Earthlink Network, Inc., MindSpring Enterprises, Inc., and IDT Corporation.

         Several cable system operators have begun to provide high-speed Internet access services over their existing networks. The largest of these cable system operators are Adelphia, CableVision, Comcast, Cox, MediaOne, TCI and Time Warner. Comcast, Cox and TCI market through Excite@Home, while Time Warner plans to market the RoadRunner service through Time Warner's own cable systems as well as to other cable system operators nationwide. Adelphia provides high speed Internet access through a wholly owned subsidiary called Powerlink.

In particular, Excite@Home has announced its intention to compete directly in the small- to medium-sized cable system market, where High Speed Access Corp. currently competes as well.

         Telephone-based access providers

         Some of our most direct competitors in the access markets are telephone-based access providers, including incumbent local exchange carriers, national interexchange or long distance carriers, fiber-based competitive local exchange carriers, ISPs, online service providers, wireless and satellite data service providers, and local exchange carriers that use digital subscriber line technologies. Some of these competitors are among the largest companies in the country, including AT&T, MCIWorldCom, Sprint and Qwest. Other competitors include BBN, Earthlink, Netcom, Concentric Network, and PSINet. The result is a highly competitive and fragmented market.

         Some of our potential competitors are offering diversified packages of telecommunications services to residential customers. If these companies also offer Internet access service, then we would be at a competitive disadvantage. Many of these companies are offering (or may soon offer) technologies that will attempt to compete with some or all of our Internet data service offerings. The bases of competition in these markets include:

              o       transmission speed;

              o       security of transmission;

              o       reliability of service;

              o       ease of access;

              o       ratio of price to performance;

              o       ease of use;

              o       content quality;

              o       quality of presentation;

              o       timeliness of content;

              o       customer support;

              o       brand recognition; and

              o       operating experience and revenue sharing.

         Alternative technologies

         In addition, the market for high-speed data transmission services is characterized by several competing technologies that offer alternatives to cable-modem service and conventional dial-up access. Competitive technologies include telecom-related wireline technologies, such as integrated services digital network and digital subscriber line technologies, and wireless technologies such as local multipoint distribution service, multichannel multipoint distribution service and various types of satellite services. Our prospects may be impaired by Federal Communications Commission ("FCC") rules and regulations, which are designed, at least in part, to increase competition in video and related services. The FCC has also created a General Wireless Communications Service in which licensees are afforded broad latitude in defining the nature and service area of the communications services they offer. The full impact of the General Wireless Communications Service remains to be seen. Nevertheless, all of these new technologies pose potential competition to our business. Significant market acceptance of alternative solutions for high-speed data transmission could decrease the demand for our services.

         We cannot predict whether and to what extent technological developments will have a material adverse effect on our competitive position. The rapid development of new competing technologies and standards increases the risk that current or new competitors could develop products and services that would reduce the competitiveness of our products and services. If that were to happen, it could have a material adverse effect on our business, financial condition and prospects.

A perceived or actual failure by us to achieve or maintain high speed data transmission could significantly reduce consumer demand for our services and have a material adverse effect on our business, financial condition and prospects

         Because the ISP Channel service has been operational for a relatively short period of time, our ability to connect and manage a substantial number of online subscribers at high transmission speeds is unknown. In addition, we face risks related to our ability to scale up to expected subscriber levels while maintaining superior performance. While peak downstream data transmission speeds across the cable network approaches 30 megabits per second in each 6 MHz channel, the actual downstream data transmission speeds for each cable subscriber will be significantly slower and will depend on a variety of factors, including:

              o       actual speed provisioned for the subscriber's cable modem;

              o       quality of the server used to deliver content;

              o       overall Internet traffic congestion;

              o the number of active subscribers on a given 6 MHz channel at the same time;

              o       the capability of cable modems used; and

              o       the  service  quality  of  the   cable  affiliates'  cable
                      networks.

         As the number of subscribers increases, it may be necessary for our cable affiliates to add additional 6 MHz channels in order to maintain adequate data transmission speeds from the Internet. These additions would render such channels unavailable to such cable affiliates for video or other programming. We cannot assure you that our cable affiliates will provide additional capacity for this purpose. On two-way cable systems, the transmission data channel to the Internet is located in a range not used for broadcast by traditional cable networks and is more susceptible to interference than the transmission data channel from the Internet, resulting in a slower peak transmission speed to the Internet. In addition to the factors affecting data transmission speeds from the Internet, the interference level in the cable affiliates' data broadcast range to the Internet can materially affect actual data transmission speeds to the Internet. The actual data delivery speeds realized by subscribers will be significantly lower than peak data transmission speeds and will vary depending on the subscriber's hardware, operating system and software configurations. We cannot assure you that we will be able achieve or maintain data transmission speeds high enough to attract and retain our planned numbers of subscribers, especially as the number of subscribers to our services grows. Consequently, a perceived or actual failure by us to achieve or maintain high speed data transmission could significantly reduce consumer demand for our services and have a material adverse effect on our business, financial condition and prospects.

Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and prospects

         Our operations are dependent upon our ability to support a highly complex network and avoid damages from fires, earthquakes, floods, power losses, telecommunications and satellite failures, network software flaws, transmission cable cuts and similar events. The occurrence of any one of these events could cause interruptions in the services we provide. In addition, the failure of an incumbent local exchange carrier or other service provider to provide the communications capacity we require, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and prospects.

We may be vulnerable to unauthorized access, computer viruses and other disruptive problems which may result in our liability to our subscribers and may deter others from becoming subscribers

         While we have taken substantial security measures, our networks or those of our cable affiliates may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers and online service providers have experienced in the past, and may experience in the future, interruptions in service as a result of the accidental or intentional actions of Internet users. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in our computer systems and those of our subscribers. Such events may result in our liability to our subscribers and may deter others from becoming subscribers, which could have a material adverse effect on our business, financial condition and prospects. Although we intend to continue using industry-standard security measures, such measures have been circumvented in the past, and we cannot assure you that these measures will not be circumvented in the future. Moreover, we have no control over the security measures that our cable affiliates adopt. Eliminating computer viruses and alleviating other security problems may cause our subscribers delays due to interruptions or cessation of service. Such delays could have a material adverse effect on our business, financial condition and prospects.

If the market for high-quality content fails to develop, or develops more slowly
than  expected,  our  business,   financial  condition  and  prospects  will  be
materially adversely affected

         A key part of our strategy is to provide Internet users a more compelling interactive experience than the one currently available to customers of dial-up Internet service providers and online service providers. We believe that, in addition to providing high-speed, high-performance Internet access, to be successful we must also develop and aggregate high-quality multimedia content.
Our success in providing and aggregating such content will depend in part on:

              o our ability to develop a customer base large enough to justify investments in the development of such content;

              o the ability of content providers to create and support high-quality multimedia content; and

              o our ability to aggregate content offerings in a manner subscribers find attractive.

         We cannot assure you that we will be successful in these endeavors.

         In addition, the market for high-quality multimedia Internet content has only recently begun to develop and is rapidly evolving, and there is significant competition among Internet service providers and online service providers for obtaining such content. If the market fails to develop, or develops more slowly than expected, or if competition increases, or if our content offerings do not achieve or sustain market acceptance, our business, financial condition and prospects will be materially adversely affected.

Our failure to attract advertising revenues in quantities and at rates that are satisfactory to us could have a material adverse effect on our business, financial condition and prospects

         The success of the ISP Channel service depends in part on our ability to draw advertisers to the ISP Channel. We expect to derive significant revenues from advertisements placed on co-branded and ISP Channel web pages and "click through" revenues from products and services purchased through links from the ISP Channel to vendors. We believe that we can leverage the ISP Channel to provide demographic information to advertisers to help them better target prospective customers. Nonetheless, we have not generated any significant advertising revenue yet and we cannot assure you that advertisers will find such information useful or will choose to advertise through the ISP Channel. Therefore, we cannot assure you that we will be able to attract advertising revenues in quantities and at rates that are satisfactory to us. The failure to do so could have a material adverse effect on our business, financial condition and prospects.

If we are unsuccessful in establishing and maintaining the ISP Channel brand, or if we incur excessive expenses in promoting and maintaining our brand, our business, financial condition and prospects would be materially adversely affected

         We believe that establishing and maintaining the ISP Channel brand are critical to attract and expand our subscriber base. Promotion of the ISP Channel brand will depend on several factors, including:

              o our success in providing high-speed, high-quality consumer and business Internet products, services and content;

              o      the marketing efforts of our cable affiliates; and

              o the reliability of our cable affiliates' networks and services.

         We cannot assure you that any of these factors will be achieved. We have little control over our cable affiliates' marketing efforts or the reliability of their networks and services.

         If consumers and businesses do not perceive our existing products and services as high quality or we introduce new products or services or enter into new business ventures that are not favorably received by consumers and businesses, then we will be unsuccessful in building brand recognition and brand loyalty in the marketplace. In addition, to the extent that the ISP Channel service is unavailable, we risk frustrating potential subscribers who are unable to access our products and services.

         Furthermore, we may need to devote substantial resources to create and maintain a distinct brand loyalty among customers, to attract and retain subscribers, and to promote and maintain the ISP Channel brand in a very competitive market. If we are unsuccessful in establishing or maintaining the ISP Channel brand or if we incur excessive expenses in promoting and maintaining our brand, our business, financial condition and prospects would be materially adversely affected.

If we encounter significant problems with our billing and collections process, our business, financial condition and prospects could be materially adversely affected

         We have recently begun the process of designing and implementing our billing and collections system for the ISP Channel service. We intend to bill for our services over the Internet and, in most cases, to collect these invoices through payments initiated via the Internet. Such invoices and payments have security risks. Given the complexities of such a system, we cannot assure you that we will be successful in developing and launching the system in a timely manner or that we will be able to scale the system quickly and efficiently if the number of subscribers requiring such a billing format increases. Currently, our cable affiliates are responsible for billing and collection for our Internet access services. As a result, we have little or no control over the accuracy and timeliness of the invoices or over collection efforts.

         Given our relatively limited history with billing and collection for Internet services, we cannot predict the extent to which we may experience bad debts or our ability to minimize such bad debts. If we encounter significant problems with our billing and collections process, our business, financial condition and prospects could be materially adversely affected.

We may face potential liability for defamatory or indecent content, which may cause us to modify the way we provide services

         Any imposition of liability on our company for information carried on the Internet could have a material adverse effect on our business, financial condition and prospects. The law relating to liability of Internet service providers and online service providers for information carried on or disseminated through their networks is currently unsettled. A number of lawsuits have sought to impose such liability for defamatory speech and indecent materials. Congress has attempted to impose such liability, in some circumstances, for transmission of obscene or indecent materials. In one case, a court has held that an online service providers could be found liable for defamatory matter provided through its service, on the ground that the service provider exercised active editorial control over postings to its service. Because of the potential liability for materials carried on or disseminated through our systems, we may have to implement measures to reduce our exposure to such liability. Such measures may require the expenditure of substantial resources or the discontinuation of certain products or services.

We may face potential liability for information retrieved and replicated that may not be covered by our insurance

         Our liability insurance may not cover potential claims relating to providing Internet services or may not be adequate to indemnify us for all liability that may be imposed. Any liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on our business, financial condition and prospects. Because subscribers download and redistribute materials that are cached or replicated by us in connection with our Internet services, claims could be made against us or our cable affiliates under both U.S. and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials. You should know that these types of claims have been successfully brought against online service providers. In particular, copyright and trademark laws are evolving both domestically and internationally, and it is uncertain how broadly the rights provided under these laws will be applied to online environments. It is impossible for us to determine who the potential rights holders may be with respect to all materials available through our services. In addition, a number of third-party owners of patents have claimed to hold patents that cover various forms of online transactions or online technology. As with other online service providers, patent claims could be asserted against us based upon our services or technologies.

Our success depends upon the development of new products and services in the face of rapidly evolving technology

         Our products and services may not be commercially successful

         Our future development efforts may not result in commercially successful products and services or our products and services may be rendered obsolete by changing technology, new industry standards or new product announcements by competitors.

         For example, we expect digital set-top boxes capable of supporting high-speed Internet access services to be commercially available in the next 18 months. Set top boxes will enable subscribers to access the Internet without a computer. Although the widespread availability of set-top boxes could increase the demand for our Internet service, the demand for set-top boxes may never reach the level we and industry experts have estimated. Even if set-top boxes do reach this level of popularity, we cannot assure you that we will be able to capitalize on such demand. If this scenario occurs or if other technologies or standards applicable to our products or services become obsolete or fail to gain widespread commercial acceptance, then our business, financial condition and prospects will be materially adversely affected.

         Our ability to adapt to changes in technology and industry standards, and to develop and introduce new and enhanced products and service offerings, will determine whether we can maintain or improve our competitive position and our prospects for growth. However, the following factors may hinder our efforts to introduce and sell new products and services:

              o      rapid   technological   changes   in   the   Internet   and
                     telecommunications industries;

              o the lengthy product approval and purchase process of our customers; and

              o our reliance on third-party technology for the development of new products and services.

         Our suppliers' products may become obsolete, requiring us to purchase additional inventory

         The technology underlying our capital equipment, such as headends and cable modems, continues to evolve and, accordingly, our equipment could become out-of-date or obsolete prior to the time we originally intended to replace it. If this occurs, we may need to purchase substantial amounts of new capital equipment, which could have a material adverse effect on our business, financial condition and prospects.

         Our competitors' products may make our products less commercially viable

         The introduction by our competitors of products or services embodying, or purporting to embody, new technology could also render our existing products and services, as well as products or services under development, obsolete and unmarketable. Internet, telecommunications and cable technologies are evolving rapidly. Many large corporations, including large telecommunications providers, regional Bell operating companies and telecommunications equipment providers, as well as large cable system operators, regularly announce new and planned technologies and service offerings that could impact the market for our services. The announcements can delay purchasing decisions by our customers and confuse the marketplace regarding available alternatives. Such announcements could, in the future, adversely impact our business, financial condition and prospects.

         In addition, we cannot assure you that we will have the financial and technical resources necessary to continue successful development of new products or services based on emerging technologies. Moreover, due to intense competition, there may be a time-limited market opportunity for our cable- based consumer and business Internet services. Our services may not achieve widespread acceptance before competitors offer products and services with speed and performance similar to our current offerings. In addition, the widespread adoption of new Internet or telecommuting technologies or standards, cable-based or otherwise, could require substantial and costly modifications to our equipment, products and services and could fundamentally alter the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on our business, financial condition and prospects.

Our purchase of Intelligent Communications subjects us to risks in a new market in which we have no experience

         On February 9, 1999, we completed our purchase of Intelligent Communications, Inc., a provider of two-way satellite Internet access options using very small aperture terminal ("VSAT") technology. As with mergers generally, this merger presents important challenges and risks. Achieving the anticipated benefits of the merger will depend, in part, upon whether the integration of the two companies' businesses is achieved in an efficient, cost-effective and timely manner, but we cannot assure that this will occur. The successful combination of the two businesses will require, among other things, the timely integration of the companies' product and service offerings and the coordination of the companies' research and development efforts. Because we only recently completed the acquisition of Intelligent Communications, we cannot assure you that integration will be accomplished smoothly, on time or successfully. Although the management teams of both SoftNet and Intelligent Communications believe that the merger will benefit both companies, we cannot assure you that the merger will be successful.

         The purchase of Intelligent Communications involves other risks including potential negative effects on our reported results of operations from acquisition-related charges and amortization of acquired technology and other intangible assets. As a result of the Intelligent Communications acquisition, we recorded approximately $16 million of intangible assets which will adversely affect our earnings and profitability for the foreseeable future. If the amount of such recorded intangible assets is increased or we have future losses and are unable to demonstrate our ability to recover the amount of intangible assets recorded during such time periods, the period of amortization could be shortened, which may further increase annual amortization charges. In such event, our business and financial condition could be materially and adversely affected. In addition, the Intelligent Communications acquisition was structured as a purchase by us of all of the outstanding stock of Intelligent
Communications. As a result, we could be adversely affected by direct and contingent liabilities of Intelligent Communications. It is possible that we are not aware of all of the liabilities of Intelligent Communications and that Intelligent Communications has greater liabilities than we expected.

         In addition, we have very little experience in the markets and technology in which Intelligent Communications is focused. As such, we are faced with risks that are new to us, including the following:

         Dependence on VSAT market

         One of the reasons we purchased Intelligent Communications was to be able to provide two-way satellite Internet access options to our customers using VSAT satellite technology. However, the market for VSAT communications networks and services may not continue to grow or VSAT technology may be replaced by an alternative technology. A significant decline in this market or the replacement of the existing VSAT technology by an alternative technology could adversely affect our business, financial condition and prospects.

         Risk of damage, loss or malfunction of satellite

         The loss, damage or destruction of any of the satellites used by Intelligent Communications, or a temporary or permanent malfunction of any of these satellites, would likely result in interruption of Internet services we provide over the satellites which could adversely affect our business, financial condition and prospects.

         In addition, use of the satellites to provide Internet services requires a direct line of sight between the satellite and the cable headend and is subject to distance and rain attenuation. In certain markets which experience heavy rainfall, transmission links must be engineered for shorter distances and greater power to maintain transmission quality. Such engineering changes may increase the cost of providing service. In addition, such engineering changes may require FCC approval, and we cannot assure you that the FCC would grant such approval.

         Equipment failure and interruption of service

         Our operations will require that our network, including the satellite connections, operate on a continuous basis. It is not unusual for networks, including switching facilities and satellite connections, to experience periodic service interruption and equipment failures. It is therefore possible that the network facilities we use may from time to time experience interruptions or equipment failures, which would negatively affect consumer confidence as well as our business operations and reputation.

         Dependence on leases for satellites

         Intelligent Communications currently leases satellite space from GE American and Satmex. If for any reason, the leases were to be terminated, we cannot assure you that we could renegotiate new leases with GE American, Satmex or another satellite provider on favorable terms, if at all. We have not identified alternative providers and believe that any new leases would probably be more costly to us. In any case, we cannot assure you that an alternative provider of satellite services would be available, or, if available, would be available on terms favorable to us.

         Competition

         The market for Internet access services is extremely competitive. Intelligent Communications believes that its ability to compete successfully depends upon a number of factors, including: market presence; the capacity, reliability, and security of its network infrastructure; the pricing policies of its competitors and suppliers; and the timing and release of new products and services by Intelligent Communications and its competitors. We cannot assure you that Intelligent Communications will be able to successfully compete with respect to these factors.

         Government regulation

         The VSAT satellite industry is a highly regulated industry. In the United States, operation and use of VSAT satellites requires licenses from the FCC. As a lessee of satellite space, we could in the future be indirectly subject to new laws, policies or regulations or changes in the interpretation or application of existing laws, policies or regulations, that modify the present regulatory environment in the United States.

         While we believe that our lessors will be able to obtain all U.S. licenses and authorizations necessary to operate effectively, we cannot assure you that we our lessors will be successful in doing so. Our failure to indirectly obtain some or all necessary licenses or approvals could have a material adverse effect on our business, financial condition and prospects.

If we are unable to successfully integrate future acquisitions into our operations, then our results and financial condition may be adversely affected

         In addition to the recent acquisition of Intelligent Communications, we may acquire other businesses that we believe will complement our existing business. We cannot predict if or when any prospective acquisitions will occur or the likelihood that they will be completed on favorable terms. Acquiring a business involves many risks, including:

              o potential disruption of our ongoing business and diversion of resources and management time;

              o      incurrence of unforeseen obligations or liabilities;

              o      possible   inability  of  management  to  maintain  uniform
                     standards, controls, procedures and policies;

              o      difficulty   assimilating   the  acquired   operations  and
                     personnel;

              o risks of entering markets in which we have little or no direct prior experience; and

              o potential impairment of relationships with employees or customers as a result of changes in management.

         We cannot assure that we will make any acquisitions or that we will be able to obtain additional financing for such acquisitions, if necessary. If any acquisitions are made, we cannot assure that we will be able to successfully integrate the acquired business into our operations or that the acquired business will perform as expected.

Loss of key personnel may disrupt our operations

         The loss of key personnel may disrupt our operations. Our success depends, in large part, on our ability to attract and retain qualified technical, marketing, sales and management personnel. With the expansion of the ISP Channel and Intelligent Communications services, we are currently seeking new employees. However, competition for such personnel is intense in our business, and thus, we may be unsuccessful in our hiring efforts. To launch the ISP Channel service concept on a large-scale basis, we have recently assembled a new management team, most of whom have been with us for less than six months. The loss of any member of the new team, or failure to attract or retain other key employees, could have a material adverse effect on our business, financial condition and prospects.

Direct and indirect government regulation can significantly impact our business

         Currently, neither the FCC nor any other federal or state communications regulatory agency directly regulates Internet access services provided by our cable systems. However, any changes in law or regulation relating to Internet connectivity, cable operators or telecommunications markets could affect the nature, scope and prices of our services. Such changes include those that directly or indirectly affect costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from telecommunications companies or other Internet access providers.

         Possibility of changes in law or regulation

         Because the provision of Internet access services using cable networks is a relatively recent development, the regulatory classification of such services remains unsettled. Some parties have argued that providing Internet access services over a cable network is a "telecommunications service" and that, therefore, Internet access service providers should be subject to regulation which, under the Communications Act of 1934, apply to telephone companies. Other parties have argued that Internet access services over the cable system is a cable service under the Communications Act, which would subject such services to a different set of laws and regulations. It is unclear at this time whether federal, state, or local governing bodies will adopt one classification over another, or adopt another regulatory classification altogether, for Internet access services provided over cable systems. The FCC recently decided to address Internet access issuers in its February 17, 1999 order approving the merger between AT&T and TCI, which was announced by the two companies on June 24, 1998. A number of parties had opposed the merger unless the FCC required the AT&T/TCI combination to provide unaffiliated ISPs with unbundled, open access to the cable platform whenever that platform is being used by an AT&T/TCI affiliate to provide Internet service. Other parties argued that the FCC should examine industry-wide issues surrounding open access to cable-provided Internet service in a generic rulemaking, rather than in the specific, adjudicatory context of a merger evaluation. The FCC decided that it would be imprudent to grant either request for action at this time given the nascent stage in the development and deployment of high-speed Internet access services. Certain local jurisdictions that approved the AT&T/TCI merger have imposed open access conditions on such approval, while other such local jurisdictions have rejected such conditions or have reserved the right to impose such conditions in the future. At least one federal district court has upheld the local jurisdiction's decision to mandate open access. We cannot predict the ultimate outcome or scope of the local approval process. Nor can we predict the impact, if any, that future federal, state or local legal or regulatory changes, including open access conditions, might have on our business.

         Regulations affecting the cable industry may discourage cable operators from upgrading their systems

         Regulation of cable television may affect the speed at which our cable affiliates upgrade their cable infrastructures to two-way cable. Currently, our cable affiliates have generally elected to classify the distribution of our services as "additional cable services" under their respective franchise agreements, and accordingly pay franchise fees. However, the election by cable operators to classify Internet access as an additional cable service may be challenged before the FCC, the courts or Congress, and any change in the classification of service could have a potentially adverse impact on our company.

         Our cable affiliates may be subject to multiple franchise fees for distributing our services

         Another possible risk is that local franchise authorities may subject the cable affiliates to higher or additional franchise fees or taxes or otherwise require them to obtain additional franchises in connection with distribution of our services. There are thousands of franchise authorities in the United States alone, and thus it will be difficult or impossible for us or our cable affiliates to operate under a unified set of franchise requirements.

         Possible negative consequences if cable operators are classified as common carriers

         If the FCC or another governmental agency classifies cable system operators as "common carriers" or "telecommunications carriers" because they provide Internet services, or if cable system operators themselves seek such classification as a means of limiting their liability, we could lose our rights as the exclusive ISP for some of our cable affiliates and we or our cable affiliates could be subject to common carrier regulation by federal and state regulators.

         Import restrictions may affect the delivery schedules and costs of supplies from foreign shippers

         In addition, we obtain some of the components for our products and services from foreign suppliers which may be subject to tariffs, duties and other import restrictions. Any changes in law or regulation including those discussed above, whether in the United States or elsewhere, could materially adversely affect our business, financial condition and prospects.

Failure to sell MTC in a timely manner could adversely affect our ability to implement our business plan

         We have announced the planned sale of our wholly owned subsidiary, Micrographic Technology Corporation. We intend to apply the proceeds of such a sale toward the repayment of debt and the expansion of the ISP Channel service. However, we cannot assure you that these efforts will be successful. In the absence of such a sale, management's attention could be substantially diverted to operate or otherwise dispose of MTC. If a sale of MTC is delayed, its value could be diminished. Moreover, MTC could incur losses and operate on a negative cash flow basis in the future. Thus, any delay in finding a buyer or failure to sell this subsidiary could have a material adverse effect on our business, financial condition and prospects.

We do not intend to pay dividends

         We have not historically paid any cash dividends on our common stock and do not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon our earnings and capital requirements, our debt obligations and other factors the board of directors deems relevant. We currently intend to retain our earnings, if any, to finance the development and expansion of the ISP Channel service. Our certificate of incorporation (1) prohibits the payment of cash dividends on our common stock, without the approval of the holders of the preferred stock and (2) upon liquidation of our company, requires us to pay the holders of the convertible preferred stock before we make any payments to the holders of our common stock. You should also know that some of our financing agreements restrict our ability to pay dividends on our common stock.

Our stock price is volatile

         The volatility of our stock price may make it difficult for holders of the common stock to transfer their shares at the prices they want. The market price for our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

              o      announcements of developments related to our business;

              o      fluctuations in our results of operations;

              o sales of substantial amounts of our securities into the marketplace;

              o general conditions in our industries or the worldwide economy;

              o      an outbreak of war or hostilities;

              o a shortfall in revenues or earnings compared to securities analysts' expectations;

              o      changes in analysts' recommendations or projections;

              o announcements of new products or services by us or our competitors; and

              o      changes  in  our   relationships   with  our  suppliers  or
                     customers.

         The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and thus, the current market price may not be indicative of future market prices.

Prospective anti-takeover provisions could negatively impact our stockholders

         We are a Delaware corporation. The Delaware General Corporation Law contains certain provisions that may discourage, delay or make a change in control of our company more difficult or prevent the removal of incumbent directors. In addition, our certificate of incorporation and bylaws have certain provisions that have the same effect. These provisions may have a negative impact on the price of our common stock and may discourage third-party bidders from making a bid for our company or may reduce any premiums paid to stockholders for their common stock.

The Year 2000 issue could harm our operations

         Many computer programs have been written using two digits rather than four to define the applicable year. This poses a problem at the end of the century because such computer programs would not properly recognize a year that begins with "20" instead of "19." This, in turn, could result in major system failures or miscalculations that could disrupt our business. We have formulated a Y2K Plan to address our Y2K issues and have created a Y2K Task Force headed by the Director of Information Systems and Data Services to implement the plan. Our Y2K Plan has six phases:

              1. Organizational Awareness: educate our employees, senior management, and the board of directors about the Y2K issue.

              2. Inventory: complete inventory of internal business systems and their relative priority to continuing business operations. In addition, this phase includes a complete inventory of critical vendors, suppliers and services providers and their Y2K compliance status.

              3.     Assessment: assessment of internal business systems and
                  critical vendors, suppliers and service providers and their Y2K compliance status.

              4. Planning: preparing the individual project plans and project teams and other required internal and external resources to implement the required solutions for Y2K compliance.

              5.     Execution: implementation of the solutions and fixes.

              6.     Validation: testing the solutions for Y2K compliance.

         Our Y2K Plan will apply to two areas:

              1.     Internal business systems

              2.     Compliance by external customers and providers

         Internal business systems

         Our internal business systems and workstation business applications will be a primary area of focus. We are in the unique position of completing the implementation of new enterprise-wide business solutions to replace existing manual processes and/or "home grown" applications during 1999. These solutions are represented by their vendors as being fully Y2K compliant. We have few, if any, "legacy" applications that will need to be evaluated for Y2K compliance.

         We completed the Inventory, Assessment and Planning Phases of substantially all critical internal business systems. The Execution and Validation Phases will be completed by the fourth quarter of fiscal 1999. We expect to be Y2K compliant on all critical systems, which rely on the calendar year, before December 31, 1999.

         Some non-critical systems may not be addressed until after January 2000. However, we believe such systems will not cause significant disruptions in our operations.

         Compliance by external customers and providers

         We are in the process of the inventory and assessment phases of our critical suppliers, service providers and contractors to determine the extent to which the our interface systems are susceptible to those third parties' failure to remedy their own Y2K issues. We expect that assessment will be complete by the fourth quarter of calendar 1999. To the extent that responses to Y2K readiness are unsatisfactory, we intend to change suppliers, service providers or contractors to those that have demonstrated Y2K readiness. We cannot be assured that we will be successful in finding such alternative suppliers, service providers and contractors. We do not currently have any formal information concerning the status of our customers but have received indications that most of our customers are working on Y2K compliance.

         Risks associated with Y2K

         We believe the major risk associated with the Y2K issue is the ability of our key business partners and vendors to resolve their own Y2K issues. We will spend a great deal of time over the next several months, working closely with suppliers and vendors, to assure their compliance.

         Should a situation occur where a key partner or vendor is unable to resolve their Y2K issue, we expect to be in a position to change to Y2K compliant partners and vendors.

         Costs to address Y2K issues

         Because we are in the unique position of implementing new enterprise-wide business solutions to replace existing manual processes and/or "home grown" applications, there will be little, if any, Y2K changes required to existing business applications. All of the new business applications implemented (or in the process of being implemented in 1999) are represented as being Y2K compliant.

         We currently believe that implementing our Y2K Plan will not have a material effect on our financial position.

         Contingency Plan

         We have not formulated a contingency plan at this time but expect to have specific contingency plans in place prior to September 30, 1999.

         Summary

         We anticipate that the Y2K issue will not have a material adverse effect on the financial position or results of our operations. There can be no assurance, however, that the systems of other companies or government entities, on which we rely for supplies, cash payments, and future business, will be timely converted, or that a failure to convert by another company or government entities, would not have a material adverse effect on our financial position or results of operations. If third-party suppliers, service providers and contractors, due to Y2K issues, fail to provide us with components, materials, or services which are necessary to deliver our service and product offerings, with sufficient electrical power and transportation infrastructure to deliver our service and product offerings, then any such failure could have a material adverse effect our ability to conduct business, as well as our financial position and results of operations.

This prospectus contains forward-looking statements that involve risks and uncertainties

         This prospectus contains "forward-looking" statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described above and elsewhere in this prospectus.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material
electronically   on  the   SEC's   home   page  on  the   World   Wide   Web  at
http://www.sec.gov.

         This prospectus is part of a registration statement (Registration No. 333-_____) we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC (File No. 1-5270). We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders sell all of the shares of common stock being registered or until such shares can be sold without being registered.

              1. Our Annual Report on Form 10-K for the fiscal year ended September 30, 1998 filed with the SEC on January 13, 1999, as amended on Form 10-K/A, filed with the SEC on February 2, 1999, and as further amended on Form 10-K/A, filed with the SEC on March 4, 1999.

              2. Our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 17, 1999.

              3. Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998, filed with the SEC on February 16, 1999.

              4. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, filed with the SEC on May 17, 1999.

              5. Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999, filed with the SEC on August 16, 1999.

              6. Our Current Report on Form 8-K filed with the SEC on January 26, 1999.

              7. Our Current Report on Form 8-K filed with the SEC on February 24, 1999.

              8. Our Current Report on Form 8-K/A filed with the SEC on February 26, 1999.

              9. Our Current Report on Form 8-K filed with the SEC on February 26, 1999.

              10. Our Current Report on Form 8-K filed with the SEC on March 5, 1999.

              11. Our Current Report on Form 8-K/A filed with the SEC on March 12, 1999.

              12. Our Current Report on Form 8-K filed with the SEC on April 14, 1999.

              13. Our Current Report on Form 8-K filed with the SEC on April 27, 1999.

              14. Our Current Report on Form 8-K filed with the SEC on July 7, 1999.

              15. Our Current Report on Form 8-K filed with the SEC on July 20, 1999.

         If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Mr. Steven M. Harris, Secretary, SoftNet Systems, Inc., 650 Townsend Street, Suite 225, San Francisco, California 94103, (415) 365-2500.

         You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of SoftNet common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of our common stock being offered by the selling stockholders under this prospectus.


                            THE SELLING STOCKHOLDERS

         The following table sets forth for each selling stockholder the number of shares of our common stock held by such selling stockholder, the percentage which such shares represent of the total outstanding common stock as of July 31, 1999, and the number of shares of our common stock that may be offered under this prospectus. Percentage ownership is based upon 16,853,017 shares of common stock outstanding on July 31, 1999. We cannot give an estimate as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares.

         This prospectus also covers any additional shares of common stock which become issuable in connection with shares sold by the prospectus by reason of stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

         Generally, the rules of the SEC define beneficial ownership to include securities with respect to which the investor has voting or investment power. The rules also provide that beneficial ownership includes shares of common stock underlying options, warrants and convertible securities that can be exercised or converted within 60 days.

         Mr. Gonzalez purchased his shares of common stock being sold by this prospectus from us in a private transaction. Mr. Gonzalez controls Teleponce Cable TV, Inc., which is a customer of our wholly-owned subsidiary, ISP Channel, Inc. Finova obtained its shares of common stock being sold by this prospectus by exercising warrants that it obtained from us in connection with providing us with a line of credit. Stern & Co. obtained its shares of common stock being sold by this prospectus by exercising options that it obtained from us in connection with consulting services that it provides to us. Inktomi Corporation obtained its shares of common stock being sold by this prospectus in connection with a license agreement relating to caching technology which is important to the products and services offered by our wholly owned subsidiaries, ISP Channel and Intelligent Communications. Mr. Clements is a financial consultant to the Company. The remainder of the selling stockholders obtained their shares of common stock being sold by this prospectus as partial consideration for our purchase of all of the outstanding capital stock of Intelligent Communications, Inc.

         Messrs. Bresina, Geraty, Giem, Gitow, Hirsch, Meachim, Newton and Pangilinan and Ms. Leffler and Raines are currently employees of Intelligent Communications. Messrs. Argenbright, Lanning, Lattner and Wall and Ms. Moncayo were employees of Intelligent Communications within the past three years. Messrs. Bush and Frost are consultants to Intelligent Communications and Mr. Toepfer was a consultant to Intelligent Communications during the past three years. Messrs. Hertan and Montgomery were employees of Internet Presence Providers, Inc., a wholly owned subsidiary of Intelligent Communications. Mr. Hoffman served as legal counsel to Internet Presence Providers, Inc. within the past three years.

                                                                             Percent of        Number of Shares
                                                    Number of Shares        Outstanding         Registered for
Name of Selling Stockholder                        Beneficially Owned          Shares            Resale Hereby

Hector R. Gonzalez/Millenium Partners                    660,000                3.8%                660,000
Inktomi Corporation                                      65,843                  *                  65,843
FINOVA Capital Corporation                                3,013                  *                   3,013
Stern & Co.                                               7,500                  *                 15,000(1)
William G. Clements                                       5,900                  *                   2,500




                                       24

Bruce Meachim                                            174,524                1.0%                172,324
Christine Raines                                         172,324                1.0%                172,324
Rick Lattner                                             10,998                  *                  10,998
Bob Wall                                                   779                   *                    779
Roger T. Montgomery                                        627                   *                    627
Scott Z. Brown                                             586                   *                    586
Kenneth M. Gabrielson                                      322                   *                    322
Dana Paul Bowler(2)                                       1,615                  *                   1,615
Hsiao-Chih Wang                                           3,233                  *                   3,233
Rainer Bullinger                                          4,898                  *                   4,398
Greg Hirsch                                                606                   *                    606
Walter M. Meyers                                           20                    *                    20
Peter Newton                                              1,830                  *                   1,830
Ronald J. Carrey (TTEE), The Joseph & Enes
Carrey Trust U/A dated 7/27/84(3)                         3,875                  *                   3,875
Edgar A. Sack & Eugenia F. Sack, as Trustees
of the Sack Family Trust dated 8/31/90
                                                          4,839                  *                   4,839
Bill Sinclair(2)                                          4,845                  *                   4,845
Glenn Argenbright                                         7,934                  *                   7,934
John J. Fraher                                             971                   *                    971
John Bush                                                 4,138                  *                   4,138
Sherry Moncayo                                            1,219                  *                   1,219
John J. Brackett & Kristen L. Brackett                    3,230                  *                   3,230
Alan B. Frost                                             1,282                  *                   1,282
Richard E. Toepfer TR Toepfer Family Trust U/A
5/31/90                                                   2,943                  *                   2,943
Michael E. Stein                                           645                   *                    645
Sandra Leffler                                            1,098                  *                   1,098
Amit Bhatia(4)                                            2,422                  *                   2,422
Mitchell R. Muniz                                         1,616                  *                   1,616
Peter Brim(5)                                             5,928                  *                   4,198
Garry S. Giem                                             2,578                  *                   2,578
Lars D. Mapstead                                          9,738                  *                   9,738
Michael A. Contreras                                      9,690                  *                   9,690
Ramius Capital Group, LLC                                 3,230                  *                   3,230
Steven D. Hoffman                                          627                   *                    627
Mike Bresina                                               911                   *                    911
Paul Lanning                                              3,098                  *                   3,098
Gregory C. Speth                                          4,845                  *                   4,845
Peter L. Hertan                                            250                   *                    250
Brian Geraty                                             15,948                  *                  15,948
Lowell M. Kasden and Anne Kasden,
Jt. Ten.                                                   879                   *                    879
Edgar A. Pangilinan                                        730                   *                    730
Robert W. Sorensen                                         645                   *                    645
William Gitow                                            35,257                  *                  34,857
Total                                                                                              1,249,299
-----------

* Represents beneficial ownership of less than 1%

(1) Includes shares of common stock underlying an option to purchase 7,500 shares of common stock that is not exercisable until August 14, 2000.
(2) The shares being sold may be transferred to Dana Bowler and Desiree Bowler Trustees, Bowler Family Trust U/A dated 3/1/99 and Bill Sinclair, Tenants in Common.
(3) The shares being sold may be transferred to Ronald J. Carrey and Nancy M. Carrey (TTEES), The Carrey Family Trust U/A dated 6/25/97.
(4)  The shares being sold may be  transferred  to the Bhatia Family Trust.
(5) The shares being sold may be transferred to Peter D. Brim and Debra R. Brim, JTWROS.

                              PLAN OF DISTRIBUTION

         We will not receive any proceeds from the sale of the shares of our common stock offered hereby.

         The shares offered by this prospectus may be sold by the selling stockholders or their respective pledgees, donees, transferees or successors in interest, in one or more of the following transactions (which may involve one or more block transactions):

          o    on the Nasdaq National Market;
          o    in sales  occurring in the public market of such  exchange;
          o    in privately  negotiated  transactions;
          o    through the writing of options on shares or short sales; or
          o    in a combination of such transactions.

         Each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices or such other price as the selling stockholders determine from time to time. Some or all of the shares offered by this prospectus may be sold directly to market makers acting as principals or through brokers acting on behalf of the selling stockholders or as agents for themselves or their customers or to dealers for resale by such dealers. In connection with such sales such brokers and dealers may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and may receive commissions from the purchasers of shares offered by this prospectus for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

         The selling stockholders have sole discretion not to accept any purchase offer or make any sale of shares offered by this prospectus if they deem the purchase price to be unsatisfactory. Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any of the shares offered by this prospectus from or through such broker or dealer. The compensation of such broker-dealers may be deemed underwriting discounts and commissions. In addition, any Shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distribution of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institutions of the shares. The broker-dealer or other financial institutions may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

         To comply with certain states' securities laws, if applicable, the shares offered by this prospectus will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless (1) the shares offered by this prospectus have been registered or qualified for sale in such state or an exemption from registration exists or (2) qualification is available and is complied with. Also, each selling stockholder will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations of both acts, including Regulation M. Regulation M's provisions may limit the timing of purchases and sales of shares of the common stock by the selling stockholders.

         We will pay all expenses of the offering of the shares offered by this prospectus, except that the selling stockholders will pay any applicable underwriting commission, discount and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders.

         Pursuant to the terms of the registration rights agreement with the selling stockholders, we have agreed to indemnify and hold harmless such selling stockholders from, among other things, certain liabilities under the Securities Act.


                                      LEGAL

         The validity of the securities offered hereby will be passed upon for the company by Brobeck, Phleger & Harrison LLP, Palo Alto, California.


                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of SoftNet Systems, Inc. for the year ended September 30, 1998 and the audited historical financial statements included on the Company's Form 8K/A dated February 26 and March 12, 1999 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts.

     The financial statements incorporated in this Prospectus by reference to the Current Reports on Form 8-K/A, filed with the SEC on February 26 and March 12, 1999, have been so incorporated in reliance on the reports of Blanding, Boyer & Rockwell L.L.P, independent accountants, given on the authority of said firms as experts in auditing and accounting.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The  following  are  the  expenses   (estimated   except  for  the  SEC
registration fee) for the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.

                  SEC registration fee                              $7,012
                  Fees and expenses of counsel                       5,000
                  Fees and expenses of accountants.                 10,000
                  Listing fees                                      17,500
                  Transfer agent fees                                5,000
                  Miscellaneous                                     15,488
                                                                    ------
                       Total                                       $60,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability for (i) any breach of such director's duty of loyalty to the corporation, (ii) any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which a director derives an improper personal benefit.

         The Registrant's Bylaws provide that the Registrant will indemnify its directors and may indemnify its officers, employees and other agents to the full extent permitted by law. The Registrant believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of an indemnified party and permits the Registrant to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer, employee or other agent of the Registrant upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification.

         The Registrant has entered into separate indemnification agreements with each of its directors and officers. These agreements require the Registrant, among other things, to indemnify such director or officer against expenses (including attorney fees), judgments, fines and settlements (collectively, "Liabilities") paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer of the Registrant (other than Liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by the Registrant. The Registrant believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

         The Registrant maintains directors and officers liability insurance covering all directors and officers of the Registrant against claims arising out of the performance of their duties.

ITEM 16.  EXHIBITS.

         Exhibit Number        Description of Exhibit

         2.1*                  Agreement and Plan of Reorganization, dated as of
                               November   22,  1998,   by  and  among   SoftNet,
                               Acquisition Sub and Intellicom

         2.2* First Amendment and Waiver of Agreement and Plan of Reorganization, dated as of December 23, 1998, by and among SoftNet, Acquisition Sub, Intellicom and the Principal Stockholders

         2.3* Second Amendment and Waiver of Agreement and Plan of Reorganization, dated as of February 5, 1999, by and among SoftNet, Acquisition Sub, Intellicom and the Principal Stockholders

         3.1**                 Amended    and    Restated     Certificate     of
                               Incorporation.

         3.2***                Bylaws

         4.1+ Warrant Certificate, dated March 22, 1999, issued by the Company to Finova Capital Corporation

         4.2+ Notice of Grant and Option Agreement, dated as of August 23, 1999, issued by the Company to Stern & Co.

         5+                    Opinion of Brobeck, Phleger & Harrison L.L.P.

         10.1**** Securities Purchase Agreement dated as of April 12, 1999 by and among the Company and Hector Gonzalez

         10.2**** Registration Rights Agreement dated as of April 12, 1999 by and among the Company and Hector Gonzalez

         23.1+                 Consent  of  Brobeck,   Phleger  &  Harrison  LLP
                               (included as part of Exhibit 5).

         23.2+                 Consent of PricewaterhouseCoopers, LLP

         24.1+ Powers of Attorney (included on signature page of the Registration Statement).
         ---------------

         +        Filed herewith
         ++       Filed previously
         *        Filed as an exhibit to the Company's Current Report on
                  Form 8-K filed February 24, 1999
         **       Filed as an exhibit to the Company's Quarterly Report on
                  Form 10-Q for the period ended June 30, 1999
         ***      Filed as an exhibit to the Company's Registration Statement on
                  Form S-3 (No. 333-74767)
         ****     Filed as an exhibit to the Company's Current Report on
                  Form 8-K filed April 27, 1999


ITEM 17. UNDERTAKINGS.

         1. (a) The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                  (ii) To reflect, in the prospectus any facts or events arising after the date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in any information in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         provided, however, that the undertakings set forth in paragraph (i) and
(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (b) The undersigned Registrant hereby undertakes that, for determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)  The   undersigned   Registrant   hereby   undertakes   to  file  a
post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

         (d) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that- is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned Registrant pursuant to the foregoing provisions, or otherwise, the undersigned Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Francisco, California on September 2, 1999.

                                                SOFTNET SYSTEMS, INC.



                                                By:/s/Douglas S. Sinclair
                                                   ----------------------------
                                                      Douglas S. Sinclair
                                                      Chief Financial Officer


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint, jointly and severally, Dr. Lawrence B. Brilliant and Douglas S. Sinclair, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Signature                      Title                         Date
---------                      -----                         ----


/s/Dr. Lawrence B. Brilliant
--------------------------
Dr. Lawrence B. Brilliant      Chairman of the Board and     September 2, 1999
                               Chief Executive Officer



/s/Ronald I. Simon
--------------------------
Ronald I. Simon                Vice Chairman of the Board    September 2, 1999



/s/Douglas S. Sinclair
--------------------------
Douglas S. Sinclair            Chief Financial Officer       September 2, 1999

/s/Ian B. Aaron
--------------------------
Ian B. Aaron                   Director and President        September 2, 1999



/s/Edward A. Bennett
--------------------------
Edward A. Bennett              Director                      September 2, 1999



/s/Sean P. Doherty
--------------------------
Sean P. Doherty                Director                      September 2, 1999


/s/Robert C. Harris, Jr.
--------------------------
Robert C. Harris, Jr.          Director                      September 2, 1999

         Exhibit Number        Description of Exhibit

         2.1*                  Agreement and Plan of Reorganization, dated as of
                               November   22,  1998,   by  and  among   SoftNet,
                               Acquisition Sub and Intellicom

         2.2* First Amendment and Waiver of Agreement and Plan of Reorganization, dated as of December 23, 1998, by and among SoftNet, Acquisition Sub, Intellicom and the Principal Stockholders

         2.3* Second Amendment and Waiver of Agreement and Plan of Reorganization, dated as of February 5, 1999, by and among SoftNet, Acquisition Sub, Intellicom and the Principal Stockholders

         3.1**                 Amended    and    Restated     Certificate     of
                               Incorporation.

         3.2***                Bylaws

         4.1+ Warrant Certificate, dated March 22, 1999, issued by the Company to Finova Capital Corporation

         4.2+ Notice of Grant and Option Agreement, dated as of August 23, 1999, issued by the Company to Stern & Co.

         5+                    Opinion of Brobeck, Phleger & Harrison L.L.P.

         10.1**** Securities Purchase Agreement dated as of April 12, 1999 by and among the Company and Hector Gonzalez

         10.2**** Registration Rights Agreement dated as of April 12, 1999 by and among the Company and Hector Gonzalez

         23.1+                 Consent  of  Brobeck,   Phleger  &  Harrison  LLP
                               (included as part of Exhibit 5).

         23.2+                 Consent of PricewaterhouseCoopers, LLP

         24.1+ Powers of Attorney (included on signature page of the Registration Statement).

         ---------------

         +        Filed herewith
         ++       Filed previously
         *        Filed as an exhibit to the Company's Current Report on
                  Form 8-K filed February 24, 1999
         **       Filed as an exhibit to the Company's Quarterly Report on
                  Form 10-Q for the period ended June 30, 1999
         ***      Filed as an exhibit to the Company's Registration Statement on
                  Form S-3 (No. 333-74767)
         ****     Filed as an exhibit to the Company's Current Report on
                  Form 8-K filed April 27, 1999



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